Exhibit 23.4
Consent of Independent Valuation Advisor

We hereby consent to (1) the reference to our name (including under the heading “Experts”) and description of our role in the valuation process of any properties of JLL Income Property Trust, Inc. (the “Company”) in the Company's Registration Statement on Form S-11 (Commission File No. 333-256823), and the prospectus included therein (the “Prospectus”) and in any future amendments or supplements thereto, and (2) the disclosure on page 1 of Supplement No. 17 to the Prospectus and in any future amendments or supplements thereto that the amount presented in the line item “Real estate investments” represents the sum of the estimated values of the Company's properties we have provided to the Company, as of the date presented.

/s/ SitusAMC Real Estate Valuation Services, LLC
West Des Moines, Iowa
April 6, 2023